50
8/10/04

04019573

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Act 8/9/2004 *

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AUG 0 3 2004
DIVISION OF MARKET REGULATION

ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~<ENTER NO>~~ 8-2142

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/03** (MM/DD/YY) AND ENDING **12/31/03** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Trubee, Collins & Company** Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

1350 One M&T Plaza
(No. and street)

Buffalo	**New York**	**14203**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Pictor **716-849-1470**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Key Bank Tower, 50 Fountain Plz.	**Buffalo**	**NY**	**14202**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 11 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Act
8-10-2004

AFFIRMATION

STATE OF NEW YORK)
COUNTY OF ERIE) SS:

We, Michael F. Sheets and William R. Pictor, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Trubee, Collins & Co., Inc. for the year ended December 31, 2003, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Subscribed and sworn to before me
this 15 day of March, 2004.

JEAN M. TORLONE
Notary Public, State of New York
Qualified in Erie County
My Commission Expires 12/29/05

NOTARY PUBLIC

Michael F. Sheets 3/15/04
Chief Financial Officer Date

William R. Pictor 3/15/04
President Date

This report contains (check all applicable boxes):

(X)		Independent Auditors' Report.
(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Condition.
(X)	(c)	Statement of Income.
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Capital Debenture Bond and Stockholders' Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors. (Not Applicable)
(X)		Notes to Financial Statements.
(X)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities and Exchange Act of 1934.
(X)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (see Note 7 to the Financial Statements)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 [included items g and h]. (Not Required)
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation [included in the notes to financial statements]. (Not Applicable)
(X)	(l)	An Oath or Affirmation.
( )	(m)	Copy of the SIPC Supplemental Report [filed concurrently herewith as a separate document].
(X)	(n)	A Report Describing Any Material Inadequacies Found to Exist or to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control).

See also PUBLIC report filed simultaneously herewith which contains:
Statement of Financial Condition.
Supplemental Report on Internal Control.

Deloitte.

Deloitte & Touche LLP
Key Bank Tower, Ste. 250
50 Fountain Plaza
Buffalo, NY 14202
USA

Tel: +1 716 843 7200
Fax: +1 716 856 7760
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Trubee, Collins & Co., Inc.
Buffalo, New York

We have audited the following financial statements of Trubee, Collins & Co., Inc. (the "Company") for the year ended December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statement of Financial Condition	4
Statement of Income	5
Statement of Cash Flows	6
Statement of Changes in Capital Debenture Bond and Stockholders' Equity	7

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Trubee, Collins & Co., Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of Trubee, Collins & Co., Inc. as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934	14

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

March 1, 2004

TRUBEE, COLLINS & CO., INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

ASSETS:	
Cash	$ 238,276
Receivables from brokers and dealers	350,980
Securities owned	27,781
Investments	12,600
Furniture, fixtures and leasehold improvements (at cost, less accumulated depreciation of $77,927)	11,061
Deferred income taxes	1,843
Income taxes receivable	4,538
Other assets	58,355
TOTAL	$ 705,434

LIABILITIES, CAPITAL DEBENTURE BOND AND STOCKHOLDERS' EQUITY

LIABILITIES—	
Accounts payable and accrued expenses	$ 245,902
Total liabilities	245,902
CAPITAL DEBENTURE BOND AND STOCKHOLDERS' EQUITY:	
Capital debenture bond	26,000
Common stock, $1 par value, authorized 20,000 shares, issued and outstanding 10,216 shares	10,216
Additional paid-in capital	418,056
Retained earnings	125,210
	579,482
Less treasury stock, 2,875 shares—at cost	119,950
Total capital debenture bond and stockholders' equity	459,532
TOTAL	$ 705,434

See notes to financial statements.

1. NATURE OF BUSINESS AND ACCOUNTING POLICIES

Nature of Business—Trubee, Collins & Co., Inc. (the "Company") acts as an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer. The Company transmits all customer funds and securities to the clearing broker-dealer who maintains and preserves all accounts and records of the Company's customers. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligation to the Company. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure relating to such non-performance by its customers.

Accounting Policies—The significant accounting policies followed by the Company in the preparation of the accompanying financial statements are as follows:

- *Security Transactions*—Proprietary security transactions and related revenues and expenses are recorded on a trade date basis.

- *Commissions*—Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

- *Advisory Income*—Advisory fees are received monthly or quarterly, but are recognized as earned on a pro rata basis over the term of the contract.

- *Depreciation*—Depreciation is recorded using accelerated methods over the estimated useful lives of the assets, generally 5-7 years. Leasehold improvements are amortized over the lesser of the economic life of the improvement or the life of the lease. Total depreciation expense for the year ended December 31, 2003 was $3,768.

- *Securities Owned*—Securities owned by the Company represent interest-bearing certificates valued at current market value, as determined by the Company, and publicly traded securities carried at fair value, based on quoted market prices from a national securities exchange. Gains or losses are reported as Trading Gains and Losses on the Statement of Income.

- *Investments*—Investments represent warrants obtained in a private placement. The securities are carried at cost. The Board of Directors has determined it is appropriate to report the warrants at cost, as there is no quoted market value available.

- *Cash*—Cash includes amounts on deposit with commercial banks. At December 31, 2003, the Company has cash of $144,831 in excess of Federal Depository Insurance Corporation (FDIC) limits.

- *Other Assets*—Other assets represent accounts receivable, employee advances and various prepaid expenses.

- ***Capital Debenture Bond***—The carrying value of the capital debenture bond represents the maturity value. The fair value of the bond is less than the carrying value; however the difference is not material to the financial statements.

- ***Income Taxes***—Deferred tax assets and liabilities are recorded for temporary differences between the financial statement and tax basis of assets and liabilities using the currently enacted tax rates. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Such differences will result in taxable or deductible amounts in future years and relate primarily to accelerated depreciation methods, prepaid expenses and unrealized gains and losses on investments.

- ***Stockholders' Equity***—Common stock repurchased and held in treasury totals $119,950 and is reported within Stockholders' Equity. There was no change in the balance of treasury stock from the prior year.

- ***Use of Estimates***—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Significant accounting estimates include the accruals for certain liabilities, deferred taxes, and the fair value of securities owned and investments. Actual results could differ from these estimates.

- ***Recent Accounting Pronouncement***—In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* (SFAS 150). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity, and requires that an issuer classify a financial instrument that is within its scope as a liability. Many of those instruments are currently classified as equity. Management has evaluated the impact of SFAS 150 and has determined that the capital debenture bond and common stock meet the criteria of mandatorily redeemable financial instruments and under SFAS 150, will be reclassified as liabilities effective January 1, 2004. Under the current Shareholders' Agreement, the Company must purchase shares owned by a shareholder upon death of the shareholder. Management is considering revising certain items within the Shareholders' Agreement including items relating to the terms of death of a shareholder.

2. NET CAPITAL RULE

The Company, as a registered broker-dealer, must comply with the Uniform Net Capital rule under the Securities Exchange Act of 1934 which provides that aggregate indebtedness, as defined, may not exceed 15 times net capital (generally stockholders' equity plus capital debenture bond less reductions for assets not readily convertible into cash at full value). There are restrictions on a broker-dealer's operations if aggregate indebtedness exceeds 10 times net capital.

At December 31, 2003 the Company's net capital (including capital debenture bond) and required net capital (as defined) were $345,127 and $250,000, respectively. The ratio of aggregate indebtedness to net capital was approximately .71 to 1.

The Company operates in a highly regulated industry. Applicable laws and regulations, among other things, restrict permissible activities and investments and require compliance with various financial and customer-related protections. The consequences or noncompliance can include substantial monetary and

non-monetary related protections. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

3. CAPITAL DEBENTURE BOND

A Capital Debenture Bond was issued to a related party on January 2, 1992 for $26,000 without interest and with an original maturity date of December 31, 2001. This bond was issued to a shareholder of the Company. On November 16, 2001 the maturity date on the Capital Debenture Bond was extended to December 31, 2006. Such capital debenture bond has received approval from the National Association Securities Dealers, Inc. and can be included in the computation of net capital as described in Note 2.

4. RETURN OF CAPITAL

The Company remitted investments it held to certain stockholders of the Company in exchange for shares of common stock. The fair value of the investment at the date of exchange was $51,744. The Company received 1,232 shares of its common stock which were retired. The retirement of these shares resulted in a $1,232 reduction of common stock and a $50,512 reduction of additional paid-in capital.

5. COMMITMENTS

The Company adopted FASB Interpretation No. 45, *Guarantors' Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, effective January 1, 2003. The Company provides indemnification to an officer ("Officer") of the Company for expenses incurred by any action or proceeding, whether civil or criminal, by reason of the fact that such Officer is or was an officer of the Company, and serves or served at the request of the Company. The Officer is indemnified against judgments, fines, penalties, amounts paid in settlement and reasonable expenses, including attorneys' fees, incurred in connection with an action or proceeding noted above. The Company's liability under this agreement is unable to be quantified as it depends on future events. Management believes that no events have occurred which would trigger the recording of such a liability at December 31, 2003.

The Company has operating leases for office space and certain office equipment. The following is a schedule by year of future minimum rental payments under operating leases that have initial or remaining noncancellable lease terms as of December 31, 2003:

Year Ending December 31	Amount
2004	$ 90,485
2005	90,485
2006	88,200
2007	88,200
Total	$ 357,370

The above amounts are subject to an annual adjustment to reflect increases in occupancy expenses related to office space. Rental expense for the year ended December 31, 2003 was $92,994.

6. RETIREMENT PLAN

The Company has adopted a defined contribution retirement agreement which covers all employees who meet certain experience requirements. The Company's contribution is accrued during the year based upon a percentage of eligible employee earnings and generally is funded monthly. Retirement expense for the year ended December 31, 2003 was $176,092.

7. RESERVE REQUIREMENT

Rule 15c3-3 under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards for broker-dealers regarding the physical possession or control of fully-paid and excess margin securities.

There are allowable exemptions to the rule provided that certain conditions are met. Due to the nature of the Company's business (see Note 1) these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the rule.

8. INCOME TAXES

At December 31, 2003 the income tax provision consists of the following:

Deferred:	
Federal	$ 1,693
State	603
Total	$ 2,296

At December 31, 2003, the components of net deferred tax assets/liabilities are as follows:

Total of all deferred tax assets	$ 14,589
Total of all deferred tax liabilities	(12,746)
Total	$ 1,843

No valuation allowance has been provided on the above deferred tax assets, as it is more likely than not that the deferred tax assets will be realized.

The Company's income tax expense varies from the tax computed using Federal statutory rates due primarily to the Federal surtax exemption and state taxes.

9. CONTINGENCIES

The Company from time to time is involved in various legal actions arising in the ordinary course of business. The Company believes that its ultimate liability, if any, in connection with these matters will not have a material effect on the Company's financial position or results of operations.

10. OTHER MATTERS

A task force organized by the Securities and Exchange Commission ("SEC"), National Association of Securities Dealers ("NASD"), the Securities Industry Association, and the Investment Company Institute examined the ability of broker-dealers to deliver breakpoint discounts in the sale of front-end load mutual funds shares. The task force has recommended significant changes in procedures for gathering information from clients and sharing information with mutual funds to better enable broker-dealers to meet their obligations to deliver breakpoint discounts. In addition, NASD has issued a Notice to Members (August 2003, NtM 03-47) which orders restitution where members are aware that customers did not receive the breakpoint discounts to which they were entitled.

In connection with this matter, the Company received notification from the NASD in March 2003, of a requirement to complete a self assessment of front-end sales load mutual fund transactions for the period of January 1, 2001 to December 31, 2002. The result of the self assessment resulted in the Company's payments to customers, in connection with NASD NtM 03-47, of $12,452 as of December 31, 2003. Management has estimated and recorded an additional $9,700 accrued liability at December 31, 2003 for potential future refunds to customers. Management believes the accrued liability is sufficient for such potential future restitution, and does not believe that future restitution will have a material adverse effect on the Company as a whole. However, future payments to customers could exceed management's best estimate.

Regulators at the state and federal level, as well as Congress, are also investigating the manner in which mutual funds compensate broker-dealers in connection with the sale of the mutual fund shares by the broker-dealer. It is likely that in the future, broker-dealers will be required to provide more disclosure to their clients with respect to such payments, and it is possible that such payments may be restricted. Any further resultant action from the task force and regulatory studies concerning mutual funds could negatively affect the Company.

* * * * * *